Exhibit (2)(a)(5)

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF TRUST

OF

PRINCETON PRIVATE INVESTMENTS ACCESS FUND

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trust executed the following Certificate of Amendment:

1.	Name of Statutory Trust: Princeton Private Investments Access Fund

2.	The Certificate of Trust is hereby amended as follows:

The Certificate of Trust is amended by striking therefrom Article 1. in its entirety and by adding a new Article 1. to read in full as follows:

1. Name: The name of the trust is: Princeton Everest Fund (the “Trust”)

3.	This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on the 22nd day of November, 2022.

By:	/s/ John L. Sabre
John L. Sabre, Trustee

State of Delaware Secretary of State Division of Corporations Delivered 12:09 PM 11/23/2022 FILED 12:09 PM 11/23/2022 SR 20224093636 - File Number 5606283